UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         SCHEDULE TO
                      (Amendment No. 1)
                        (Rule 13e-4)

  Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
           of the Securities Exchange Act of 1934

            General Employment Enterprises, Inc.
             (Name of Subject Company (Issuer))

            General Employment Enterprises, Inc.
              (Name of Filing Person (Offeror))

       Options to Purchase Common Stock, No Par Value, under the General Employment Enterprises, Inc. 1995 Stock
 Option Plan, the General Employment Enterprises, Inc. 1997
                   Stock Option Plan, and
 the General Employment Enterprises, Inc. 1999 Stock Option
                            Plan
               (Title of Class of Securities)

                          369730106
            (CUSIP Number of Class of Securities)

                   Herbert F. Imhoff, Jr.
                       General Counsel
            General Employment Enterprises, Inc.
                 One Tower Lane, Suite 2100
                 Oakbrook Terrace, IL  60181
                       (630) 954-0400

                        with copy to:
                      Robert B. Chapman
                       FagelHaber LLC
              55 East Monroe Street, 40th Floor
                     Chicago, IL  60603
                       (312) 246-7500

  (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

                  Calculation of Filing Fee

           Transaction valuation*               Amount of filing fee
                  $40,000                                $8

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 600,149 shares of common stock of General Employment Enterprises, Inc. having an aggregate value of $40,000 as of August 5,2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes Option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /



Items 1-11. Not Applicable.


Item 12. Exhibits

Item 12 of Schedule TO is hereby amended and restated as follows so as to include a revised Exhibit (a)(5) and to add
Exhibit (a)(11), the terms of which are incorporated herein by reference.

Number  Description of Exhibit

(a)(1)* Press Release issued by General Employment
        Enterprises, Inc. on August 6, 2002.

(a)(2)* Form of letter to eligible option holders.

(a)(3)* Offer to Exchange, dated August 21, 2002.

(a)(4)* Form of Personnel Option Status Report.

(a)(5)  Form of Election Form.

(a)(6)* Form of Withdrawal Form.

(a)(7)* Form of Affidavit of Loss.

(a)(8)* Form of Election Acknowledgement Form.

(a)(9)* General Employment Enterprises, Inc. Annual Report on
        Form 10-K for its fiscal year ended September 30, 2001, filed with the SEC on November 21, 2001, which is incorporated herein by reference.

(a)(10)* General Employment Enterprises, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the SEC on August 2, 2002, which is incorporated herein by reference.

(a)(11) Form of letter to eligible option holders dated
        September 5, 2002.


(d)(1)* General Employment Enterprises, Inc. 1995 Stock Option Plan. Incorporated by reference to Exhibit 4.1 to the Registrant's Form S-8 Registration Statement dated April 25, 1995,
        Registration No. 33-91550.

(d)(2)* General Employment Enterprises, Inc. 1997 Stock
        Option Plan.  Incorporated by reference to Exhibit
        10(n) to the Registrant's Annual Report on Form 10-
        KSB for the fiscal year ended September 30, 1998, Commission File No. 001-05707.

(d)(3)* Resolution of the Board of Directors adopted
        September 28, 1998, amending the General Employment
        Enterprises, Inc. 1997 Stock Option Plan.
        Incorporated by referenced to Exhibit 10(o) to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998, Commission
        File No. 001-05707.

(d)(4)* General Employment Enterprises, Inc. 1999 Stock
        Option Plan.  Incorporated by reference to Exhibit
        10 of the Registrant's Quarterly Report on Form 10-
        Q for the quarter ended March 31,1999, Commission
        File No. 001-05707.

(d)(5)* Form of Stock Option Agreement under the General
        Employment Enterprises, Inc. 1999 Stock Option
        Plan.

* Previously filed.



Item 13. Information Required by Schedule 13E-3.

Not applicable.



                          SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



Date: September 5, 2002       By: /s/ Kent M. Yauch
                              Kent M. Yauch
                              Vice President,
                              Chief Financial Officer and Treasurer